Thomas R. Martin, Esq.
Tel 305.579.0739
thomas.martin@gtlaw.com

March 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549-3561

Attn: Catherine De Lorenzo
Dorrie Yale

Re:	Cartesian Growth Corporation III Amendment No. 1 to Registration Statement on Form S-1 Filed March 5, 2025 File No. 333-284565

Dear Ms. De Lorenzo and Ms. Yale:

On behalf of Cartesian Growth Corporation III (the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 17, 2025 (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission by the Company on March 5, 2025.

The Company is concurrently filing with the Commission this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Underwriting, page 166

1.	We note your response to prior comment 5. Please revise your underwriter’s compensation table on page 167 to include the private placement warrants in tabular format. Please refer to Item 508(e) of Regulation S-K.

Response: The Company has revised its disclosure on page 167 of Amendment No. 2 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
March 21, 2025

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (305) 579-0739.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc:	Peter Yu – Chief Executive Officer, Cartesian Growth Corporation III